Pampa Energía, an independent company with active participation in Argentina’s electricity and gas value chain, announces the results for the quarter ended on March 31, 2022.

Buenos Aires, May 12, 2022

Stock information

Share capital net of repurchases and reductions,
as of May 11, 2022:
1,383.6 million common shares/
55.3 million ADSs

Market capitalization:
AR$243 billion/US$1,158 million

Information about the videoconference

Date and time: Friday, May 13 10 AM Eastern Standard Time
11 AM Buenos Aires Time

Access link:
bit.ly/Pampa1Q22VC

For further information about Pampa

• Email:

investor@pampaenergia.com

• Website for investors:

ri.pampaenergia.com/en

• Argentina’s Securities and Exchange Commission:

www.argentina.gob.ar/cnv

• Securities and Exchange Commission:

sec.gov

Basis of presentation

Pampa’s financial information adopts US$ as functional currency, and it is expressed in AR$ at transactional FX. However, our affiliates Transener, TGS and Refinor report in local currency. Hence, their figures are adjusted by inflation as of March 31, 2022, except for previous periods already reported.

Main results from the quarter[1]

28% year-on-year increase in sales, recording US$412 million[2] in Q1 22, explained by higher gas volumes and prices, petrochemical products prices and legacy energy sales, partially offset by the PPA maturity at CTLL’s ST.

Pampa's main operational KPIs		Q1 22	Q1 21	Variation
Power	Generation (GWh)	4,892	4,443	+10%
	Gross margin (US$/MWh)	28.9	30.0	-4%

Hydrocarbon	Production (k boe/day)	57.5	43.8	+32%
	Gas over total production	91%	90%	+1%
	Average gas price (US$/MBTU)	3.5	2.8	+27%
	Average oil price (US$/bbl)	69.0	55.4	+25%

Petrochemicals	Volume sold (k ton)	91	98	-7%
	Average price (US$/ton)	1,382	1,052	+31%

Excellent operating performance, led by hydrocarbon exports and higher thermal generation, above national growth, despite seasonality.

11% year-on-year increase in the adjusted EBITDA[3], recording US$226 million in Q1 22, explained by increases of US$23 million in oil and gas, US$6 million in power generation and US$5 million in holding and others, offset by a decrease of US$12 million in petrochemicals.

Pampa recorded a consolidated profit attributable to the Company’s shareholders of US$99 million, US$66 million higher than Q1 21, mainly due to better operating margin in oil and gas, and lower losses from the holding of financial securities.

Consolidated net debt decreased to US$845 million.

[1] The information is based on FS prepared according to IFRS in force in Argentina. Only continuing operations are considered.

[2] It does not include sales from the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener and TGS, which at our ownership account for US$139 million. Under IFRS they are not consolidated in Pampa, thus shown as ‘Results for participation in joint businesses and associates’.

[3] Consolidated adjusted EBITDA represents the results before financial results, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For further information, see section 3 of this Earnings Release.

Pampa Energía ● Q1 22 Earning release ● 1

Pampa Energía ● Q1 22 Earning release ● 2

1.	Relevant events
1.1	Power generation segment

Pricing update for legacy energy (‘spot’ or without PPA)

Through SE Res. No. 238/22 of April 21, 2022, a 30% increase, retroactive as of February 2022, and a 10% increase as of June 2022, were established for the legacy energy.

Moreover, the load factor mechanism set by SE Res. No. 440/21 was permanently eliminated (thus, CAMMESA should pay 100% of the power capacity remuneration), and the additional and transitionary remuneration set by SE Res. No. 1037/21 was rendered ineffective as from February 2022.

Maturity of PPA at CTEB

After fulfilling the 10-year PPA under SE Res. No. 220/07, CTEB’s installed capacity of 567 MW started to bill under spot energy scheme as from April 27, 2022, 12 am.

1.2	Other events

Transfer of assets in Venezuela

On May 6, 2022, Pampa transferred all the rights and obligations to Integra Petróleo y Gas S.A. (the ‘Assignee’) for its direct and indirect stake in certain mixed companies in Venezuela. Through these companies, Pampa holds stake in the following hydrocarbon blocks: Oritupano Leona (22%), La Concepción (36%), Acema and Mata (34.49% each).

In return, the Assignee will pay Pampa 50% of any compensation, either monetary or in kind, related to these mixed companies and blocks. This transaction is subject to the approval of the change of control by the Minister of Popular Power for Petroleum of the Bolivarian Republic of Venezuela.

TGS: Vaca Muerta midstream service expansion

On March 22, 2022, TGS and the Province of Neuquén executed a supplementary memorandum of understanding, extending the concession granted to TGS under the investment plan for the development of Vaca Muerta. The construction and operation of the new gas pipeline under this concession will have a 32.1 kilometers extension, from Los Toldos block to El Trapial, and will allow for the transportation of up to 17 million m3/day of natural gas. The commissioning is expected for June 2023 and the investment reaches approximately US$48 million.

Pampa Energía ● Q1 22 Earning release ● 3

Therefore, TGS continues consolidating its commitment to the country’s energy supply, providing efficient solutions to natural gas producers through a large scale infrastructure.

Currently, the gathering gas pipeline of TGS in the Vaca Muerta formation has a 147 kilometers extension, with a transportation capacity of 60 million m3/day, and a plant in Tratayén with a current conditioning capacity of 7.8 million m3/day. This plant has an ongoing expansion project to add 7 million m3/day in 2022 and 6.6 million m3/day in mid-2023, with a total investment that will exceed US$110 million.

Transener: tariff situation

On May 9, 2022, ENRE Res. No. 147/22 and 148/22 were issued, partially upholding the motions for reconsideration filed by Transener and Transba. Therefore, Transener and Transba’s August 2019 tariff schemes were adjusted by 67% and 69%, respectively, retroactive to February 1, 2022 (replacing the 25% and 23% of ENRE Res. No. 68/22 and 69/22).

Appointment of Board members[4]

Pampa’s Shareholders’ Meeting held on April 27, 2022, approved the renewal of Carlos Correa Urquiza, Juan Santiago Fraschina and Darío Epstein (independents); and the appointment of Carolina Zang (independent), replacing Gabriel Cohen (non-independent).

Consequently, 50% of the Board is comprised of independent Directors and three out of the ten positions are female directors.

[4] For further information, see Board of Directors.

Pampa Energía ● Q1 22 Earning release ● 4

2.	Financial highlights
2.1	Consolidated balance sheet
Figures in million	As of 3.31.2022		As of 12.31.2021
	AR$	US$ FX 111.01	AR$	US$ FX 102.72
ASSETS
Property, plant and equipment	186,940	1,684	170,390	1,659
Intangible assets	4,262	38	3,956	39
Right-of-use assets	1,107	10	1,231	12
Deferred tax asset	15,477	139	8,675	84
Investments in joint ventures and associates	92,220	831	79,500	774
Financial assets at amortized cost	11,700	105	10,821	105
Financial assets at fair value through profit and loss	3,239	29	2,998	29
Other assets	64	1	61	1
Trade and other receivables	3,203	29	3,379	33
Total non-current assets	318,212	2,867	281,011	2,736
Inventories	19,973	180	15,888	155
Financial assets at amortized cost	580	5	537	5
Financial assets at fair value through profit and loss	52,192	470	47,026	458
Derivative financial instruments	126	1	16	0
Trade and other receivables	45,082	406	40,892	398
Cash and cash equivalents	14,624	132	11,283	110
Total current assets	132,577	1,194	115,642	1,126
Total assets	450,789	4,061	396,653	3,861

EQUITY
Equity attributable to owners of the company	213,213	1,921	183,431	1,786
Non-controlling interest	811	7	609	6
Total equity	214,024	1,928	184,040	1,792

LIABILITIES
Investments in joint ventures	385	3	386	4
Provisions	15,622	141	14,444	141
Income tax and presumed minimum income tax liabilities	19,685	177	19,287	188
Defined benefit plans	2,822	25	2,419	24
Borrowings	153,448	1,382	139,630	1,359
Other payables	2,177	20	1,340	13
Total non-current liabilities	194,139	1,749	177,506	1,728
Provisions	599	5	560	5
Income tax liabilities	7,589	68	2,098	20
Taxes payables	2,831	26	2,314	23
Defined benefit plans	472	4	515	5
Salaries and social security payable	1,983	18	2,876	28
Derivative financial instruments	-	-	18	0
Borrowings	7,746	70	8,165	79
Trade and other payables	21,406	193	18,561	181
Total current liabilities	42,626	384	35,107	342
Total liabilities	236,765	2,133	212,613	2,070

Total liabilities and equity	450,789	4,061	396,653	3,861

Pampa Energía ● Q1 22 Earning release ● 5

2.2	Consolidated income statement

	First quarter
Figures in million	2022		2021
	AR$	US$	AR$	US$
Sales revenue	44,011	412	28,635	321
Cost of sales	(26,387)	(248)	(16,353)	(185)

Gross profit	17,624	164	12,282	136

Selling expenses	(1,920)	(19)	(542)	(7)
Administrative expenses	(3,529)	(32)	(2,016)	(23)
Exploration expenses	(8)	-	(7)	-
Other operating income	1,300	11	976	11
Other operating expenses	(1,668)	(15)	(3,050)	(33)
Impairment of financial assets	(127)	(1)	(103)	(1)
Impairment of PPE, intangible assets and inventories	(9)	-	-	-
Results for part. in joint businesses and associates	2,682	25	2,226	26

Operating income	14,345	133	9,766	109

Financial income	246	3	165	2
Financial costs	(4,195)	(39)	(3,986)	(45)
Other financial results	(289)	(2)	(2,061)	(24)
Financial results, net	(4,238)	(38)	(5,882)	(67)

Profit before tax	10,107	95	3,884	42

Income tax	347	5	(715)	(8)

Net income for continuing operations	10,454	100	3,169	34

Net income (loss) from discontinued operations	-	-	525	5

Net income (loss) for the period	10,454	100	3,694	39
Attributable to the owners of the Company	10,304	99	3,152	33
Continuing operations	10,304	99	3,150	34
Discontinued operations	-	-	2	(1)
Attributable to the non-controlling interests	150	1	542	6

Net income (loss) per share attributable to shareholders	7.45	0.07	2.21	0.02
From continuing operations	7.45	0.07	2.21	0.02
From discontinued operations	-	-	0.001	(0.001)

Net income (loss) per ADR attributable to shareholders	186.18	1.79	55.29	0.58
From continuing operations	186.18	1.79	55.25	0.60
From discontinued operations	-	-	0.04	(0.02)

Average outstanding common shares	1,383.6		1,425.3
Outstanding common shares by the end of period	1,383.6		1,410.5

Pampa Energía ● Q1 22 Earning release ● 6

2.3	Cash and financial borrowings
As of March 31, 2022, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted
Power generation	256	252	404	404	148	153
Petrochemicals	-	-	-	-	-	-
Holding and others	106	106	-	-	(106)	(106)
Oil and gas	245	245	1,048	1,048	802	802
Total under IFRS/Restricted Group	607	603	1,452	1,452	845	849
Affiliates at O/S2	128	128	331	331	203	203
Total with affiliates	735	731	1,783	1,783	1,048	1,052

Note: Financial debt includes accrued interests. 1 It includes cash and cash equivalents, financial assets at fair value with changing results and investments at amortized cost. 2 Under IFRS, the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener, and TGS are not consolidated in Pampa.

Debt transactions

Pampa’s financial debt at the consolidated level under IFRS slightly increased to US$1,452 million as of March 31, 2022 (+US$13 million vs. closing of 2021). However, in terms of net debt, decreased by US$21 million to US$845 million. The average interest rate for US$-bearing indebtedness was 7.8%, currency in which 97.1% of the Company’s gross debt is denominated, mainly at a fixed rate. AR$ indebtedness’s average interest rate was 40.8%. Pampa’s consolidated financial debt averaged 4.1 years.

The following chart shows principal maturity profile, net of repurchases, in US$ million by the end of Q1 22:

Note: It only considers Pampa consolidated under IFRS; it does not include affiliates TGS, OldelVal, Transener, Greenwind, CTBSA and Refinor.

In Q1 22, Pampa issued its first Green Bond (Series VIII CB) for a AR$3,107 million FV, at a variable interest rate of Badlar plus 2%, maturing in July 2023, and took net borrowings for AR$148 million. After the closing of the quarter, Pampa paid at maturity bank loans for AR$1,304 million.

Regarding our affiliates, in Q1 22, Transener paid at maturity bank loans for AR$83 million, and CTBSA paid at maturity US$33.2 million of the syndicated loan. Moreover, CTBSA amended the syndicated loan contract, modifying the amortization schedule for the loan with variable interest rate, being October 1, 2022 the new maturity date, besides replacing the reference interest rate from LIBOR to SOFR. After the closing of the quarter, CTBSA paid at maturity US$4 million of the syndicated loan and Transener paid at maturity borrowings for AR$28 million.

As of this Earnings Release issuance, the Company complies with the covenants established in its debt agreements.

Pampa Energía ● Q1 22 Earning release ● 7

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount outstanding	Coupon
In US$
TGS[1]	CB at discount at fixed rate	2025	500	470	6.75%
Pampa	CB Series T at discount & fixed rate	2023	500	390	7.375%
	CB Series I at discount & fixed rate	2027	750	636	7.5%
	CB Series III at discount & fixed rate	2029	300	293	9.125%

In US$-link
CTEB[1]	CB Series I	2023	43	43	4%
	CB Series IV	2024	96	96	0%

In AR$
Pampa	CB Series VIII (Green Bond)	2023	3,107	3,107	Badlar Privada +2%

In UVA
CTEB[1]	CB Series II	2024	65	65	4%

Note: 1 According to IFRS, affiliates are not consolidated in Pampa’s FS.

Credit rating

The following table shows the Group’s ratings:

Company	Agency	Rating
		Global	Local
Pampa	S&P	B-[1]	na
	Moody's	Caa3	na
	FitchRatings[2]	B-	AA (long-term) A1+ (short-term)
TGS	S&P	CCC+	na
	Moody's	Caa3	na
Transener	FitchRatings[2]	na	A+ (long-term)
CTEB	FitchRatings[2]	na	A+

Note: 1 Stand-alone rating. 2 Local ratings issued by FIX SCR.

Pampa Energía ● Q1 22 Earning release ● 8

2.4	Buyback of own financial securities[5]

Pampa

The XI share buyback program terminated on April 2, 2022. Moreover, on May 11, 2022, Pampa’s Board of Directors approved the XII share buyback program.

	XI repurchase program	XII repurchase program
Maximum amount to buyback	US$30 million	US$30 million
Maximum price	AR$167/common share or US$19/ADR	AR$194/common share or US$22/ADR
Period in force	120 days as from December 3, 2021	120 days as from May 13, 2022
Status	Terminated	In process

In Q1 22, the Company indirectly acquired 95 thousand ADR at an average price of US$18.4/ADR.

On the other hand, Pampa’s Shareholder’s Meeting held on April 27, 2022, approved the capital stock reduction by cancelling 2.8 million shares (or 0.1 million ADR), held in treasury by Pampa and its subsidiaries, in process of cancellation.

Moreover, in May 2022 shares were granted to employees benefited by the Company’s stock compensation plan for key staff. The Company’s Board approved said program on February 10, 2017. The Company currently holds 3.2 million treasury common shares allocated to fund this plan.

Therefore, as of May 11, 2022, Pampa’s outstanding capital stock amounts to 1,383.6 million common shares (equivalent to 55.3 million ADR)[6].

TGS

As of May 11, 2022, TGS’s outstanding capital stock amounts to 752.8 million common shares (equivalent to 150.6 million ADR).

On the other hand, in Q1 22, Pampa indirectly acquired 137 thousand ADR of TGS at an average cost of US$4.3/ADR. As of May 11, 2022, the Company’s direct and indirect ownership of TGS amounts to 29.3% of its issued capital stock.

Regarding debt securities, in Q1 22 TGS repurchased US$7.3 million FV of its 2025 CB. As of May 11, 2022, the outstanding 2025 CB amounted to US$470.3 million FV.

[5] Deemed to be effected transactions.

[6] For further information, see Ownership Breakdown.

Pampa Energía ● Q1 22 Earning release ● 9

3.	Analysis of the Q1 22 results
Breakdown by segment Figures in US$ million	Q1 22			Q1 21			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Power generation	166	121	97	161	115	47	+3%	+5%	+106%
Oil and Gas	137	56	(4)	79	33	(35)	+73%	+70%	-89%
Petrochemicals	126	6	5	103	18	11	+22%	-67%	-55%
Holding and Others	7	42	1	6	37	11	+17%	+13%	-91%
Eliminations	(24)	-	-	(28)	-	-	-14%	NA	NA

Total continuing operations	412	226	99	321	204	34	+28%	+11%	+191%

Note: Net income attributable to the Company’s shareholders.

3.1	Reconciliation of consolidated adjusted EBITDA
Reconciliation of consolidated adjusted EBITDA, in US$ million	First quarter
	2022	2021
Consolidated operating income	133	109
Consolidated depreciations and amortizations	50	43
EBITDA	183	152

Adjustments from generation segment	2	2
Deletion of equity income	(22)	(11)
Deletion of gain from commercial interests	(4)	(6)
Deletion of PPE activation in operating expenses	4	-
Greenwind's EBITDA adjusted by ownership	3	3
CTBSA's EBITDA adjusted by ownership	21	17
Adjustments from oil and gas segment	0	13
Deletion of gain from commercial interests	(0)	(1)
Deletion of provision for environmental remediation	-	14
OldelVal's EBITDA adjusted by ownership	0	0
Adjustments from petrochemicals segment	(0)	-
Deletion of gain from commercial interests	(0)	-
Adjustments from holding and others segment	40	36
Deletion of equity income	(3)	(15)
Deletion of gain from commercial interests	(0)	0
Deletion of contigencies provision	-	13
TGS's EBITDA adjusted by ownership	40	32
Transener's EBITDA adjusted by ownership	2	4
Refinor's EBITDA adjusted by ownership	1	2

Consolidated adjusted EBITDA, continuing op.	226	204
At our ownership	225	203

Pampa Energía ● Q1 22 Earning release ● 10

3.2	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	First quarter
	2022	2021	∆%
Sales revenue	166	161	+3%
Cost of sales	(84)	(79)	+6%

Gross profit	82	82	-

Selling expenses	(1)	-	NA
Administrative expenses	(9)	(7)	+29%
Other operating income	4	6	-33%
Other operating expenses	(1)	(1)	-
Results for participation in joint businesses	22	11	+100%

Operating income	97	91	+7%

Finance income	1	1	-
Finance costs	(13)	(12)	+8%
Other financial results	9	(17)	NA
Financial results, net	(3)	(28)	-89%

Profit (loss) before tax	94	63	+49%

Income tax	4	(16)	NA

Net income (loss) for the period	98	47	+109%
Attributable to owners of the Company	97	47	+106%
Attributable to non-controlling interests	1	-	NA

Adjusted EBITDA	121	115	+5%
Adjusted EBITDA at our share ownership	120	114	+5%

Increases in PPE, intangible and right-of-use assets	10	1	NA
Depreciation and amortization	22	22	-

In Q1 22, the US$5 million year-on-year increase in sales is mainly explained by the increases in the legacy energy remuneration[7], partially offset by the AR$ nominal depreciation. Therefore, the power capacity remuneration was US$4.5 thousand/MW-month for our thermal legacy units (+53% vs. Q1 21) and US$2.2 thousand/MW-month for our hydros (+28% vs. Q1 21). Even though spot energy comprises 63% of the 4,970 MW operated by Pampa[8], it represented 33% of the segment’s sales in Q1 22. Besides, higher volumes and prices sold under Energía Plus were recorded due to the rise in industrial demand.

These effects were partially offset by the maturity of the PPA at CTLL’s ST and at CTP, remunerated as spot energy since November 1 and July 15, 2021, respectively. Moreover, revenues from fuel decreased due to the lower dispatch at PPA under SEE Res. No. 287/17. It is worth mentioning that this revenue only applies for PPA under Energía Plus and SEE Res. No. 287/17, and also affects the cost of sales due to gas purchases to our E&P. The fuel for our remaining thermal units is provided by CAMMESA, not accruing revenues nor costs.

In operating terms, the power generation operated by Pampa increased by 10% vs. Q1 21, above the growth of nationwide generation (+1%) and national demand (+4%). There was higher dispatch at CPB, CTLL’s open-cycle GT, CTG and CTPP (+464 GWh), higher generation requirement in the area of CTEB and CTP, in addition to maintenance and outage at CTEB in Q1 21 (+152 GWh), higher natural resource both at HPPL (+46 GWh) and the wind farms (+24 GWh). These effects were partially offset by a lower dispatch at CTGEBA’s CCGT due to maintenances in Q1 22 (-170 GWh), as well as lower water input at HINISA and HIDISA (-57 GWh).

[7] (i) 29% accrued in May-21, retroactive to Feb-21; (ii) additional remuneration between Sep-21 and Jan-22; and (iii) 30% and permanent elimination of usage factor in Apr-22, retroactive to Feb-22 (accrued as provision since Feb-22). For further information, see section 1.1 of this Earnings Release.

[8] Under IFRS, CTEB (567 MW) and PEMC (100 MW) are affiliates; their results are not consolidated in the FS, but they are operated by Pampa and their EBITDA at our equity stake are included in Pampa’s adjusted EBITDA.

Pampa Energía ● Q1 22 Earning release ● 11

In Q1 22, all power units operated by Pampa reached an average availability rate of 97.9%, 293 basis points higher than the 94.9% in Q1 21, mainly due to the forced outage at CTEB in Q1 21. Especially, thermal units recorded an availability of 97.2% in Q1 22, 374 basis points higher than the 93.5% recorded in Q1 21.

Power generation's key performance indicators	2022				2021				Variation
	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total
Installed capacity as of March (MW)	938	206	3,826	4,970	938	206	3,811	4,955	-	-	+0%	+0%
New capacity (%)	-	100%	43%	37%	-	100%	48%	41%	-	-	-6%	-4%
Market share (%)	2%	0%	9%	12%	2%	0%	9%	12%	-0%	-0%	-0%	-0%

First quarter
Net generation (GWh)	372	227	4,293	4,892	384	203	3,856	4,443	-3%	+12%	+11%	+10%
Volume sold (GWh)	372	235	4,603	5,210	381	214	4,070	4,665	-2%	+10%	+13%	+12%

Average price (US$/MWh)	24	69	42	42	17	71	45	44	+39%	-2%	-6%	-4%
Average gross margin (US$/MWh)	11	57	29	29	7	58	31	30	+49%	-1%	-6%	-4%

Note: Gross margin before amortization and depreciation. It includes CTEB and PEMC, operated by Pampa (50% of equity stake).

Q1 22 net operating costs, excluding depreciation and amortizations, increased by 17% vs. Q1 21, mainly explained by higher AR$-nominated expenses above the devaluation, in addition to higher energy purchases to cover the rise in Plus demand, and lower commercial interests due to better collection days from CAMMESA. Moreover, in Q1 22 PPE activations were charged in operating expenses for certain legacy energy units. These effects were partially offset by lower consumption of own gas (2.2 million m3/day vs. 2.6 million m3/day in Q1 21) due to lower dispatch at CTGEBA’s PPA under SEE Res. 287/17.

The Q1 22 financial results amounted to a net loss of US$3 million, a US$25 million improvement vs. Q1 21, mainly due to the profits from the holding of financial securities recorded in Q1 22 (whereas in Q1 21 losses were recorded), in addition to lower losses from FX net difference.

In Q1 22, our power generation’s adjusted EBITDA amounted to US$121 million, 5% higher vs. Q1 21, mainly explained by the increase in legacy remuneration and higher sales of Energía Plus, partially offset by the PPA maturity at CTLL’s ST and at CTP, in addition to higher AR$-nominated expenses in US$. The adjusted EBITDA considers our proportional 50% stake in CTEB (CTBSA), contributing US$21 million in Q1 22 (vs. US$17 million in Q1 21, affected by outages), and a 50% stake in PEMC (Greenwind), contributing US$3 million in Q1 22 (the same as Q1 21). Moreover, the adjusted EBITDA excludes the recognition of commercial interests from delayed receivables, mostly from CAMMESA (US$4 million in Q1 22 and US$6 million in Q1 21), in addition to the PPE activation in operating expenses in Q1 22 (US$4 million).

Finally, capital expenditures in Q1 22, excluding CTEB and PEMC, increased by US$9 million vs. Q1 21, mainly explained by PEPE III’s expansion project.

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh	Budget	% Executed @3/31/22
Thermal
Loma de la Lata	15	SE Res. No. 238/22	AR$	452,790 - 716,918(2)	543	1,344	22	91%	August 3, 2021
Closing to CCGT Ensenada	280	PPA for 10 years	US$	23,962	10.5	43	233	76%	Q4 2022 (est.)

Renewable
Pampa Energía III	81	MAT ER	US$	na	na	58(3)	128	2%	Q2 2023 (est.)

Note: 1 Amount without value-added tax. 2 It considers the range of load factor coefficient and the HMRT additional remuneration.
3 Estimated average.

Pampa Energía ● Q1 22 Earning release ● 12

3.3	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	First quarter
	2022	2021	∆%
Sales revenue	137	79	+73%
Cost of sales	(72)	(52)	+38%

Gross profit	65	27	+141%

Selling expenses	(14)	(4)	+250%
Administrative expenses	(14)	(10)	+40%
Other operating income	4	4	-
Other operating expenses	(12)	(16)	-25%
Impairment of financial assets	-	(1)	-100%

Operating income (loss)	29	-	NA

Finance income	1	1	-
Finance costs	(24)	(32)	-25%
Other financial results	(12)	(21)	-43%
Financial results, net	(35)	(52)	-33%

Profit (loss) before tax	(6)	(52)	-88%

Income tax	2	17	-88%

Net income (loss) for the period	(4)	(35)	-89%

Adjusted EBITDA	56	33	+70%

Increases in PPE and intangible assets	63	29	+117%
Depreciation and amortization	27	20	+35%

In Q1 22, our oil and gas sales increased by 73% vs. Q1 21, mainly explained by the substantial growth in gas exports (both in volume and price), higher gas demand from industrial segment and oil exports with prices driven by the current context, partially offset by lower gas sales to CAMMESA.

In operating terms, in Q1 22, our oil and gas segment total production registered 57,5 kboe/day (+32% vs. Q1 21 and similar to Q4 21). Gas production reached 8.9 million m3/day (+33% vs. Q1 21 and similar to Q4 21), mainly explained by export permits on a firm basis to Chile. In particular, a significant growth was recorded at El Mangrullo, which reached a 6.1 million m3/day production in Q1 22 (+32% vs. Q1 21 and similar to Q4 21), comprising 69% of our total gas production. A significant production increase was also recorded at Río Neuquén (1.5 million m3/day in Q1 22, +82% vs. Q1 21 and similar to Q4 21), and in Sierra Chata (0.7 million m3/day in Q1 22, +58% vs. Q1 21 and +28% vs. Q4 21). These effects were partially offset by reduced output at Rincón del Mangrullo, due to lower activity and natural decline (0.4 million m3/day in Q1 22, -35% year-on-year and similar to Q4 21).

Our gas average price was US$3.5/MBTU in Q1 22 (+27% vs. Q1 21), mainly explained by higher export prices to Chile and the gradual convergence of the industrial/spot prices to Plan Gas.Ar.

Our gas deliveries were destined 30% to the industrial/spot market, 30% exported, 28% was consumed as raw material by our thermal power plants[9] and our petrochemical plants, and 12% was destined to the residential segment. The marginal balance was sold to CAMMESA. On the other hand, in Q1 21, 44% of the deliveries went to our thermal power plants and petrochemicals, 25% to CAMMESA, 16% to the residential segment and 12% to the industrial/spot market. The marginal balance was exported.

Oil production reached 5.1 kbbl/day in Q1 22 (+21% vs. Q1 21 and similar to Q4 21), mainly driven by exports and the rise in domestic demand. Production increased at El Tordillo, Los Blancos, Río Neuquén and Gobernador Ayala (4.8 kbbl/day in Q1 22, +26% vs. Q1 21). Moreover, 76% of volume sold during Q1 22 was destined to the domestic market (vs. 100% in Q1 21). Our oil average price in Q1 22 increased by 25% vs. Q1 21, to US$69.0/bbl, explained by the rise of Brent but moderated by local prices.

[9] Energía Plus and SEE Res. No. 287/17.

Pampa Energía ● Q1 22 Earning release ● 13

By the end of Q1 22, we accounted for 888 productive wells vs. 884 as of December 31, 2021.

Oil and gas' key performance indicators	2022			2021			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
First quarter
Volume
Production
In thousand m3/day	0.8	8,913		0.7	6,721		+21%	+33%	+32%
In million cubic feet/day		315			237
In thousand boe/day	5.1	52.5	57.5	4.2	39.6	43.8
Sales
In thousand m3/day	0.8	8,979		0.5	6,825		+62%	+32%	+34%
In million cubic feet/day		317			241
In thousand boe/day	5.2	52.8	58.1	3.2	40.2	43.4

Average Price
In US$/bbl	69.0			55.4			+25%	+27%
In US$/MBTU		3.5			2.8

Note: Net production in Argentina. Gas volume standardized at 9,300 kilocalories (kCal).

Net operating costs in Q1 22, excluding depreciation and amortizations as well as Plan Gas.Ar compensation, increased by 40% vs. Q1 21, mainly explained by increased gas transportation expenses due to higher exports, more royalties and levies from higher volume and prices sold, increased costs related to higher activity (maintenance and contractors), besides higher labor expenses since wage increases outpaced devaluation. Moreover, in Q1 21 a provision of wells’ plugging was recorded. Compared to Q4 21, net operating costs rose 8%, mainly due to higher transportation costs from gas exports, and to a lesser extent, higher royalties and levies, partially offset by lower maintenance expenses. In particular, the lifting cost[10] reached US$5.8/boe produced in Q1 22 (similar to Q1 21 and -25% vs. Q4 21).

In Q1 22, financial results reached a net loss of US$35 million, a US$17 million improvement vs. Q1 21, mainly due to lower financial interests due to lower stock of debt, as well as lower losses from the holding of financial securities.

Our oil and gas’ adjusted EBITDA amounted to US$56 million in Q1 22 vs. US$33 million in Q1 21, mainly due to better prices and volumes as a result of substantial increase in hydrocarbon exports, besides higher gas demand from industrial segment at prices converged to Plan Gas.Ar. These effects were partially offset by higher expenses related to the growing gas activity and transportation. The adjusted EBITDA excludes recognition of commercial interests due to collection delays, mostly charged to CAMMESA (US$0.1 million in Q1 22 and US$1 million in Q1 21) and the wells’ plugging provision in Q1 21 (US$14 million).

Finally, the segment’s capital expenditures amounted to US$63 million in Q1 22, whereas US$29 million was recorded in Q1 21, mainly explained by higher commitments under Plan Gas.Ar.

[10] Metric equivalent to cost of sales excluding purchase and inventory, royalties, direct taxes and depreciations and amortizations.

Pampa Energía ● Q1 22 Earning release ● 14

3.4	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	First quarter
	2022	2021	∆%
Sales revenue	126	103	+22%
Cost of sales	(116)	(82)	+41%

Gross profit	10	21	-52%

Selling expenses	(4)	(3)	+33%
Administrative expenses	(1)	(1)	-

Operating income (loss)	5	17	-71%

Finance costs	(1)	(1)	-
Other financial results	1	(1)	NA
Financial results, net	-	(2)	-100%

Profit (loss) before tax	5	15	-67%

Income tax	-	(4)	-100%

Net income (loss) for the period	5	11	-55%

Adjusted EBITDA	6	18	-67%

Increases in PPE and intangible assets	-	1	-100%
Depreciation and amortization	1	1	-

The adjusted EBITDA of the petrochemicals segment amounted to US$6 million in Q1 22, US$12 million lower than Q1 21, mainly due to higher costs of virgin naphtha and other raw materials (driven by international reference prices), and to a lesser extent, to an increase in US$ of AR$-nominated expenses, which outpaced the AR$ devaluation. These effects were partially offset by the substantial improvement of domestic and international prices. Quarter-on-quarter, adjusted EBITDA decreased by US$3 million, mainly explained by lower volume sold.

Total volume sold decreased by 7% vs. Q1 21, mainly explained by lower sales of reforming products, as during Q1 22 14 thousand ton of bases and gasoline were dispatched as toll processing, which are not recorded as volume sold. Moreover, there was lower foreign demand of SBR, in addition to lower styrene sales due to production reduction in January 2022.

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming
First quarter
Volume sold Q1 22 (thousand ton)	27	11	53	91
Volume sold Q1 21 (thousand ton)	29	12	57	98
Variation Q1 22 vs. Q1 21	-5%	-12%	-8%	-7%

Average price Q1 22 (US$/ton)	1,910	2,047	974	1,382
Average price Q1 21 (US$/ton)	1,596	1,580	666	1,052
Variation Q1 22 vs. Q1 21	+20%	+30%	+46%	+31%

Note: 1 It includes Propylene.

In Q1 22, no financial results has been recorded, whereas in Q1 21 a US$2 million net loss was recorded, mainly due to losses from the holding of financial securities.

In Q1 22, no capital expenditures has been recorded, whereas in Q1 21 it was US$1 million.

Pampa Energía ● Q1 22 Earning release ● 15

3.5	Analysis of the holding and others segment
Holding and others segment, consolidated Figures in US$ million	First quarter
	2022	2021	∆%
Sales revenue	7	6	+17%

Gross profit	7	6	+17%

Administrative expenses	(8)	(5)	+60%
Other operating income	3	1	+200%
Other operating expenses	(2)	(16)	-88%
Impairment of financial assets	(1)	-	NA
Results for participation in joint businesses	3	15	-80%

Operating income (loss)	2	1	+100%

Finance income	3	-	NA
Finance costs	(3)	-	NA
Other financial results	-	15	-100%
Financial results, net	-	15	-100%

Profit (loss) before tax	2	16	-88%

Income tax	(1)	(5)	-80%

Net income for the period	1	11	-91%

Adjusted EBITDA	42	37	+13%

Increases in PPE	1	-	NA
Depreciation and amortization	-	-	NA

In the holding and others segment, without considering the equity income from affiliates (Transener, TGS and Refinor), we recorded a US$1 million operating loss, a US$13 million improvement vs. Q1 21, mainly explained by lower provision for contingencies.

No financial results has been recorded in Q1 22, whereas in Q1 21 a net gain of US$15 million was recorded, mainly due to lower profits from FX net difference over the AR$-nominated fiscal liabilities.

The adjusted EBITDA of our holding and others segment increased by 13%, recording US$42 million in Q1 22. The adjusted EBITDA excludes the equity income from our participation in TGS, Transener and Refinor. In turn, it adds the EBITDA adjusted by equity ownership in these businesses. Moreover, excludes provision for contingencies in Q1 21.

The EBITDA from our direct and indirect ownership of 29.3% and 28.7% in TGS were US$40 million in Q1 22 (US$137 million at 100%) vs. US$32 million in Q1 21 (US$113 million at 100%). The increase of total adjusted EBITDA was mainly due to higher international prices, higher propane export volume as well as ethane dispatched to the domestic market, and more midstream revenues from transportation and conditioning service in Vaca Muerta. These effects were partially offset by the higher US$ unit cost of natural gas, which is used to replace thermal reduction at Cerri Complex Plant (in Q1 21 gas supply contracts were managed before Plan Gas.Ar), and lower regulated revenues because the 60% tariff adjustment as from March 2022 was outpaced by the inflation rate and the AR$ devaluation. It is worth mentioning that the previous update was in April 2019. Besides, there was higher export duties charge.

In Transener, the EBITDA adjusted by our indirect stake ownership of 26.3% decreased to US$2 million (US$9 million at 100%) in Q1 22 vs. US$4 million (US$17 million at 100%) in Q1 21, mainly because the tariff adjustment as from February 2022[11] (25% Transener and 23% Transba) was outpaced by the inflation rate and the AR$ devaluation. It is worth mentioning that the previous update was in August 2019.

[11] On May 9, 2022, ENRE partially upheld the motions for reconsideration filed by Transener and Transba, replacing the 25% and 23% adjustment by 67% and 69%, respectively. For further information, see section 1.2 of this Earnings Release.

Pampa Energía ● Q1 22 Earning release ● 16

In Refinor, the EBITDA adjusted by our stake ownership of 28.5% in Q1 22 decreased to US$1 million (US$3 million at 100%) vs. US$2 million (US$6 million at 100%) in Q1 21, mainly due to increased crude oil costs, which is the refinery’s main raw material, partially offset by the gradual recovery of demand and higher sales prices.

3.6	Analysis of the quarter, by subsidiary and segment
Subsidiary In US$ million	Q1 22				Q1 21
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	2	(6)	1	61.0%	1	(2)	1
Los Nihuiles	52.0%	0	(4)	2	52.0%	1	(9)	0

Greenwind		6	69	1		5	86	0
Non-controlling stake adjustment		(3)	(35)	(0)		(3)	(43)	(0)
Subtotal Greenwind adjusted by ownership	50.0%	3	35	0	50.0%	3	43	0

CTBSA		43	188	43		33	203	21
Non-controlling stake adjustment		(21)	(94)	(22)		(17)	(101)	(11)
Subtotal CTBSA adjusted by ownership	50.0%	21	94	22	50.0%	17	101	11

Pampa stand-alone, other companies, adjs. & deletions[1]		95	158	72		94	271	36
Subtotal power generation		121	277	97		115	406	47

Oil & gas segment
OldelVal		18	(29)	8		15	(15)	8
Non-controlling stake adjustment		(18)	28	(8)		(14)	15	(8)
Subtotal OldelVal adjusted by ownership	2.1%	0	(1)	0	2.1%	0	(0)	0

Pampa stand-alone, other companies, adjs. & deletions[1]		56	802	(4)		33	913	(35)
Subtotal oil & gas		56	802	(4)		33	913	(35)

Petrochemicals segment
Pampa Energía	100.0%	6	-	5	100.0%	18	-	11
Subtotal petrochemicals		6	-	5		18	-	11

Holding & others segment
Transener		9	(14)	1		17	1	5
Non-controlling stake adjustment		(7)	10	(1)		(13)	(1)	(4)
Subtotal Transener adjusted by ownership	26.3%	2	(4)	0	26.3%	4	0	1

TGS		137	235	74		113	199	42
Non-controlling stake adjustment		(97)	(166)	(52)		(80)	(142)	(30)
Subtotal TGS adjusted by ownership	29.3%	40	69	22	28.7%	32	57	12

Refinor		3	35	(3)		6	24	1
Non-controlling stake adjustment		(2)	(25)	2		(4)	(17)	(1)
Subtotal Refinor adjusted by ownership	28.5%	1	10	(1)	28.5%	2	7	0

Pampa stand-alone, other companies, adjs. & deletions[1]		(1)	(106)	(20)		(1)	(21)	(3)
Subtotal holding & others		42	(31)	1		37	44	11

Deletions		-	(203)	-		-	(208)	-
Total consolidated, continuing operations		226	845	99		204	1,154	34
At our share ownership		225	1,052	99		203	1,367	34

Note: 1 The deletions correspond to other companies or inter-companies or debt repurchases. 2 Net debt includes holding companies.
3 Attributable to the Company’s shareholders.

Pampa Energía ● Q1 22 Earning release ● 17

4.	Appendix
4.1	Power generation main operational KPIs
Power generation's key performance indicators	Hydroelectric			Wind			Subtotal hydro +wind	Thermal										Total
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2	PEPE3		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA[2]	Eco- Energía	CTEB[1]	Subtotal
Installed capacity (MW)	265	388	285	100	53	53	1,144	780	361	30	620	100	100	1,253	14	567	3,826	4,970
New capacity (MW)	-	-	-	100	53	53	206	184	100	-	-	100	100	565	14	567	1,631	1,837
Market share	0.6%	0.9%	0.7%	0.2%	0.1%	0.1%	2.7%	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	1.3%	8.9%	11.6%

First quarter
Net generation Q1 22 (GWh)	117	81	174	101	62	64	599	1,266	166	20	295	81	68	2,118	18	260	4,293	4,892
Market share	0.3%	0.2%	0.5%	0.3%	0.2%	0.2%	1.7%	3.6%	0.5%	0.1%	0.8%	0.2%	0.2%	6.0%	0.1%	0.7%	12.1%	13.8%
Sales Q1 22 (GWh)	117	81	174	101	70	64	607	1,266	225	20	295	81	68	2,347	40	260	4,603	5,210

Net generation Q1 21 (GWh)	156	99	128	89	52	62	587	1,144	124	17	18	65	70	2,288	19	111	3,856	4,443
Variation Q1 22 vs. Q1 21	-25%	-18%	+35%	+14%	+19%	+3%	+2%	+11%	+34%	+19%	na	+26%	-3%	-7%	-1%	####	+11%	+10%
Sales Q1 21 (GWh)	155	98	128	89	63	62	595	1,140	190	17	19	65	70	2,412	47	111	4,070	4,665

Avg. price Q1 22 (US$/MWh)	23	40	18	69	72	68	42	21	42	32	34	116	108	35	38	na	42	42
Avg. price Q1 21 (US$/MWh)	14	25	16	70	74	67	37	33	33	101	na	141	105	32	30	na	45	44
Avg. gross margin Q1 22 (US$/MWh)	5	24	9	59	54	58	29	16	20	14	16	93	80	20	16	na	29	29
Avg. gross margin Q1 21 (US$/MWh)	5	12	7	60	54	58	25	29	10	66	2	117	86	17	11	na	31	30

Note: Gross margin before amortization and depreciation. 1 Operated by Pampa (50% of equity stake).

Pampa Energía ● Q1 22 Earning release ● 18

4.2	Oil and gas production in the main areas
Main areas' production	First quarter
	2022	2021	Variation
Gas (k boe/day)
El Mangrullo	36.2	27.4	+32%
Río Neuquén	8.6	4.7	+82%
Sierra Chata	4.2	2.7	+58%
Rincón del Mangrullo[1]	2.3	3.5	-35%
Others	1.1	1.2	-5%
Total gas at O/S	52.5	39.6	+33%

Oil (k boe/day)
El Tordillo[2]	2.7	2.3	+16%
Gobernador Ayala	1.0	0.9	+12%
Associated oil[3]	0.9	0.8	+18%
Others	0.4	0.2	+149%
Total oil at O/S	5.1	4.2	+21%
Total at O/S (kboe/day)	57.5	43.8	+32%

Note: Production in Argentina. 1 It doesn’t include shale formation. 2 It includes La Tapera - Puesto Quiroga field. 3 From gas fields.

5.	Glossary of terms
Term	Definition
Q1 22/Q1 21	First quarter of 2022/First quarter of 2021
Q4 21	Fourth quarter of 2021
ADRs/ADSs	American Depositary Receipts
AR$	Argentine Pesos
Bbl	Barrel
Boe	Barrels of oil equivalent
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Argentine Wholesale Electricity Market Clearing Company)
CB	Corporate Bonds
CCGT	Combined cycle gas turbine
CPB	Piedra Buena Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
DNU	Decreto de Necesidad y Urgencia (Necessity and Urgency Executive Order)
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)
FS	Financial Statements
FV	Face Value

Pampa Energía ● Q1 22 Earning release ● 19

FX	Nominal exchange rate
Greenwind	Greenwind S.A.
GWh	Gigawatt-hour
HIDISA	Diamante Hydroelectric Power Plant
HINISA	Los Nihuiles Hydroelectric Power Plant
HMRT	Horas de Alto Requerimiento Térmico del Mes (Hours of the month with a high thermal demand)
HPPL	Pichi Picún Leufú Hydroelectric Power Plant
IFRS	International Financial Reporting Standards
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
Libor	London InterBank Offered Rate
M3	Cubic meter
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million British Thermal Unit
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
O/S	At equity ownership
OldelVal	Oleoductos del Valle S.A.
Pampa / the Company	Pampa Energía S.A.
Pampa Group	Pampa Energía S.A. and its subsidiaries
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEPE	Pampa Energía Wind Farm
Plan Gas.Ar	Argentine Natural Gas Production Promotion Program – 2020 – 2024 Supply and Demand Scheme (DNU No. 892/20 and supplementary regulations)
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
Refinor	Refinería del Norte S.A.
Res.	Resolution/Resolutions
SBR	Styrene-Butadiene Rubber
SE	Secretariat of Energy
SEE	Under Secretariat of Electric Energy (former Secretariat of Electric Energy)
SOFR	Secured Overnight Financing Rate
ST	Steam turbine
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric Ton
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
UVA	Unidad de Valor Adquisitivo (Acquisitive Value Units)

Pampa Energía ● Q1 22 Earning release ● 20